

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 9, 2006

By Facsimile (212) 455-2502 and U.S. Mail
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170

Re: Lafarge North America Inc.
Amended Schedule 14D-9
Filed on May 3, 2006
Schedule 13E-3
Filed on May 3, 2006
File No. 005-34692

Dear Mr. Olsen:

        We have the following comments on the above referenced filings. All defined terms have the same meaning as in your materials.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

Item 13. Financial Statements, page 6

1. Please revise to incorporate by reference the financial statements from your Form 10-Q filed on May 4, 2006.

Schedule 14D-9/A

Item 4. The Solicitation or Recommendation, page 14

Background of the Offer, page 15

2. It appears that Merrill Lynch and Blackstone presented an analysis relevant to the evaluation of the potential acquisition on March 23, 2006, in addition to its presentation and opinion of April 23, 2006. We remind you that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Accordingly, please revise to summarize all presentations or reports, both oral and written, provided by Merrill Lynch and Blackstone. To the extent that the report presented by Merrill Lynch and Blackstone on March 23, 2006 is substantially similar to the report you have already summarized in your document, you may revise to focus on the material differences of the other report. Also, please file all written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction. In this regard, it does not appear that you have filed any materials related to the information and opinion delivered by Merrill Lynch and Blackstone on March 23, 2006.

Reasons for the Position, page 24

3. We note your discussion following the third bullet point on page 25 that your financial advisors' discounted cash flow analysis is the most appropriate measure to analyze the Company as a going concern. In this regard, it appears that the Special Committee relied on the analysis of its financial advisors to evaluate whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the going concern value of the Company. If so, the Special Committee must expressly adopt the conclusion and analyses of its financial advisors in order to fulfill its disclosure obligation under Item 1014(b). Alternatively, revise your disclosure to clarify that the Special Committee made its own determination as to whether the consideration constitutes fair value in relation to the Company's going concern value and explain its analysis.

Opinions and Joint Presentation of Financial Advisors to the Special Committee, page 30

4. Please revise to disclose all projections and underlying assumptions of the Company that were supplied to Merrill Lynch and Blackstone and used to formulate its opinion, including the Company's 2006 "outlook." Please note that any non-public information used by Merrill Lynch and Blackstone used in formulating its data should be summarized in the filing.

5. We refer you to the materials prepared by Merrill Lynch and Blackstone for the Special Committee dated April 23, 2006 filed as exhibit (a)(28). Please revise your disclosure to provide a complete summary of the materials presented to your Special Committee. See Item

1015(b)(6) of Regulation M-A. For example, it does not appear that your disclosure summarizes any of the supplementary analyses. Please revise or advise.

6. You disclose that the summary of your financial advisors' financial analyses "does not purport to be a complete description of the analyses . . . ." This disclosure appears to be inappropriate, as your disclosure should include a materially complete summary of your financial advisors' opinions. Please revise.

7. You disclose on page 36 that Merrill Lynch has received fees for past services. Please revise to expand your description of the services rendered during the past two years by Merrill Lynch and quantify the compensation. See Item 1015(b)(4) of Regulation M-A.

Closing

As appropriate, please amend your filings. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Robert E. Spatt, Esquire
        Simpson Thatcher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017

        Peter A. Lodwick, Esquire
        Thompson & Knight LLP
        1700 Pacific Avenue, Suite 3300
        Dallas, Texas 75201